

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2024

Kim Balle
Chief Financial Officer
TORM plc
Office 105, 20 St Dunstan's Hill
London, United Kingdom, EC3R 8HL

> **Re: TORM plc**
> **Form 20-F for the fiscal year ended December 31, 2023**
> **Filed March 7, 2024**
> **File No. 001-38294**

Dear Kim Balle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation